Exhibit 99.3

Form of Proxy – Annual and Special Meeting to be held on May 8, 2026	Trader’s Bank Building 1100, 67 Yonge Street Toronto ON M5E 1J8

Appointment of Proxyholder

I/We being the undersigned holder(s) of Wheaton Precious Metals Corp. (the “Company”) hereby appoint Haytham Hodaly, President & Chief Executive Officer of the Company, or failing this person, Curt D. Bernardi, Executive Vice President, Strategy & General Counsel of the Company,

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein:

as my/our proxyholder with full power of substitution and to attend, act, and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Wheaton Precious Metals Corp. to be held in person at Room Studio Six, Conrad Hotel New York Downtown, 102 North End Avenue, New York, NY 10282 USA or virtually at https://meetings.lumiconnect.com/400-025-911-054 at 1:30pm ET or at any adjournment thereof.

1. Election of Directors.	For	Withhold		For	Withhold		For	Withhold
a. George L. Brack	☐	☐	b. Jaimie Donovan	☐	☐	c. Chantal Gosselin	☐	☐
d. Haytham Hodaly	☐	☐	e. Jeane Hull	☐	☐	f. Glenn Ives	☐	☐
g. Charles A. Jeannes	☐	☐	h. Marilyn Schonberner	☐	☐	i. Randy V.J. Smallwood	☐	☐
j. S. Venkatakrishnan	☐	☐

2.

Appointment of Auditors. Ordinary resolution for the appointment of Deloitte LLP as auditors until the next annual general meeting of shareholders and to authorize the directors to fix the auditors’ remuneration.

For ☐	Withhold ☐

3.

Non-Binding Advisory Resolution. Non-binding advisory resolution that the shareholders accept the Board’s approach to executive compensation disclosed under the section entitled Statement of Executive Compensation in the Company’s management information circular delivered in advance of the Meeting.

For ☐	Against ☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/we authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

	Signature(s):	Date
MM / DD / YY

Interim Financial Statements – Check the box to the right if you would like to receive interim financial statements and accompanying Management’s Discussion & Analysis by mail. See reverse for instructions to sign up for delivery by email.

☐

Annual Financial Statements – Check the box to the right if you would like to RECEIVE the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. See reverse for instructions to sign up for delivery by email.

☐

INSTEAD OF MAILING THIS PROXY, YOU MAY SUBMIT YOUR

PROXY USING SECURE ONLINE VOTING AVAILABLE ANYTIME:

This form of proxy is solicited by and on behalf of Management. Proxies must be received by 1:30pm, Eastern Time, on May 6, 2026.

Notes to Proxy

1.

Each holder has the right to appoint a person, who need not be a holder, to attend and represent them at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided on the reverse.

2.

If the securities are registered in the name of more than one holder (for example, joint ownership, trustees, executors, etc.) then all of the registered owners must sign this proxy in the space provided on the reverse. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.

This proxy should be signed in the exact manner as the name appears on the proxy.

4.

This proxy ceases to be valid one year from its date. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

To Vote Your Proxy Online please visit:

https://vote.odysseytrust.com

You will require the CONTROL NUMBER printed with your address to the right.

You can attend the Meeting virtually by visiting https://meetings.lumiconnect.com and entering the meeting ID 400-025-911-054. The password for the meeting is wheaton2026. For further information on the virtual meeting and how to attend it, please view the management information circular of the Company.

If you vote by Internet, do not mail this proxy.

To request the receipt of future documents via email and/or to sign up for Securityholder Online services, you may contact Odyssey Trust Company at https://odysseytrust.com/ca-en/help/.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. A return envelope has been enclosed for voting by mail.